SUB-ITEM 77D(a)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                                AIM FUNDS GROUP


     On June 28, 2005, the Board of Trustees (the "Board") of AIM Funds Group on behalf of AIM Select Equity Fund (the "Fund") adopted resolutions approving a revision to the Fund's investment strategy to allow AIM, on behalf of the Fund, to purchase securities other than those already owned within the AIM equity complex. The following information was added to the disclosure under the heading "INVESTMENT OBJECTIVE AND STRATEGIES" in the prospectus, "The fund's portfolio manager focuses on companies that: (1) have experienced above-average, long-term growth in earnings; (2) have excellent prospects for future growth; or (3) are undervalued relative to the company's assets, or the equity markets generally. The fund's portfolio manager considers whether to sell a particular security when any of these factors materially changes."